(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: April 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

LOGILITY, INC.

Full Name of Registrant

N/A

Former Name if Applicable

470 East Paces Ferry Road, N.E., Atlanta, Georgia 30305

Address of Principal Executive Office (Street and Number)

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, N-SAR, or N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

Management has worked diligently to complete and file in a timely manner the Registrant’s Annual Report on Form 10-K for the fiscal year ended April 30, 2005. Due to the increased workload at the Company’s parent company associated with Sarbanes-Oxley Section 404 requirements, among other matters, and the additional time required for the Registrant to properly respond to the disclosure requirements of Item 9A of Form 10-K, the Registrant will not be able to file its Form 10-K for the fiscal year ended April 30, 2005 on a timely basis. The Registrant anticipates, however, that its Form 10-K filing will occur within the additional 15-day period specified in Rule 12b-25(b)(2)(ii).

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Vincent C. Klinges (Name)	404/261-9777 (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes* ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE BELOW.

*	The anticipated change is as previously disclosed in quarterly earnings press releases and related filings on Form 8-K.

LOGILITY, INC.

            (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 28, 2005	By:	/s/ Vincent C. Klinges
Name and Title: Vincent C. Klinges,
Chief Financial Officer of Logility, Inc.

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